Exhibit 99.3

Management’s Discussion and Analysis

Our business is exploring for, developing and producing natural resources. We are organized into business units focused on copper, coal, zinc and energy.

Through our interests in mining and processing operations in Canada, the United States and South America, we are the world’s second largest exporter of seaborne high quality steelmaking coal, an important producer of copper, and one of the world’s largest zinc producers. Lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers are by‑products produced at our operations. In addition, we own a 20% interest in the Fort Hills oil sands project and a 50% interest in other oil sands leases in the Athabasca region of Alberta. We are also active in exploration for gold.

Our corporate business unit includes all corporate growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

The Management’s Discussion and Analysis of our results of operations is prepared as at February 22, 2011 and should be read in conjunction with our audited consolidated financial statements and the notes thereto as at and for the year ended December 31, 2010. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our, refers to Teck Resources Limited and its subsidiaries including Teck Metals Ltd. and Teck Coal Partnership. A reference to TML refers to Teck Metals Ltd. and its subsidiaries, and a reference to Aur or Aur Resources refers to Aur Resources Inc. and its subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise specified, and are based on our consolidated financial statements that are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and US GAAP is disclosed in note 25 to our consolidated financial statements. Certain comparative amounts have been reclassified to conform to the presentation adopted for 2010. Photographs and accompanying captions do not form part of our Management’s Discussion and Analysis.

This Management’s Discussion and Analysis contains certain forward‑looking information and forward‑looking statements. You should review the cautionary statement on forward‑looking information under the caption “Caution on Forward‑Looking Information” on page 40, which forms part of this Management’s Discussion and Analysis.

Additional information about us, including our most recent Annual Information Form, is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

Teck 2010 Management’s Discussion and Analysis	1

Business Unit Results

The table below shows our share of production of our major commodities for the last five years and expected production for 2011.

	Units						2011
	(000’s)	2006	2007	2008	2009	2010	Estimate

Principal Products
Copper (Notes 1 and 2)
Contained in concentrate	tonnes	258	218	209	203	216	260
Cathodes	tonnes	–	37	107	105	97	90
		258	255	316	308	313	350
Coal (Note 3)
Direct share	tonnes	8,657	9,024	11,282	18,930	23,109	25,000
Indirect share	tonnes	1,147	1,552	2,345	–	–	–
		9,804	10,576	13,627	18,930	23,109	25,000
Zinc
Refined	tonnes	296	292	270	240	278	285
Contained in concentrate	tonnes	627	699	663	711	645	620

Other Products
Lead
Refined	tonnes	90	76	85	73	72	80
Contained in concentrate	tonnes	129	146	133	132	110	85
Refined Silver	ounces	19,550	15,410	16,370	16,260	19,940	20,000
Molybdenum contained in concentrate	pounds	8,032	7,235	7,224	7,798	8,557	13,000

Notes to five–year production record and 2011 estimates:
(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)	Includes pre–commercial production (20,700 tonnes) from Carmen de Andacollo prior to October 1, 2010.

(3)
Coal production includes; i) our proportionate share of production from the Teck Coal Partnership (formerly Elk Valley Coal Partnership), which was 35% on February 28, 2003 and increased in various increments to 40% on April 1, 2006. Fording Canadian Coal Trust (Fording) owned the remaining interest in the Teck Coal Partnership, and ii) the indirect share of coal production from our investment in units of Fording. We owned approximately 9% of Fording from February 28, 2003 to September 27, 2007 and on September 27, 2007 increased our interest in Fording to 19.95%. In October 2008,we acquired all of the assets of Fording, which consisted primarily of its 60% interest in the Teck Coal Partnership. 2011 estimates do not take into account the potential impacts of labour disruptions.

Average commodity prices and exchange rates for the past three years, which are a key driver of our earnings, are summarized in the following table.

	US$			CDN$
	2010	2009	2008	2010	2009	2008

Copper (LME Cash – $/pound)	3.42	2.34	3.17	3.52	2.67	3.37
Coal (realized – $/tonne)	181	157	205	188	177	220
Zinc (LME Cash – $/pound)	0.98	0.75	0.85	1.01	0.86	0.91
Silver (LME Cash – $/ounce)	20	15	15	21	17	16
Molybdenum (Platts* – $/pound)	16	11	29	16	13	31
Lead (LME Cash – $/pound)	0.97	0.78	0.95	1.00	0.89	1.01
Exchange rate (Bank of Canada)
US$1 = CDN$	1.03	1.14	1.07
CDN$1 = US$	0.97	0.88	0.93
*Published major supplier selling price in Platts Metals Week.

Our revenue and operating profit before depreciation and amortization by business unit is summarized in the following table.

	Revenues			Operating Profit Before Depreciation and Amortization*
($ in millions)	2010	2009	2008	2010	2009	2008

Copper	$2,610	$2,161	$2,156	$1,567	$1,284	$1,146
Coal	4,351	3,507	2,428	2,248	1,795	1,226
Zinc	2,378	2,006	2,071	680	583	439
Total	$9,339	$7,674	$6,655	$4,495	$3,662	$2,811
*Operating profit before depreciation and amortization is a non–GAAP financial measure. See “Use of Non–GAAP Financial Measures” section for further information.

Teck 2010 Management’s Discussion and Analysis	2

Copper

In 2010, we produced 313,000 tonnes of copper from our mines at Antamina in Peru, Quebrada Blanca and Carmen de Andacollo in Chile, and our Canadian mines, Duck Pond in Newfoundland and Highland Valley Copper in British Columbia. We continued work to extend the life of Highland Valley Copper. We also moved into prefeasibility studies on the Relincho project and into feasibility studies for Quebrada Blanca Phase 2, both in Chile. Additionally, we initiated prefeasibility work at the Galore Creek project in northwest British Columbia.

In 2010, our copper operations accounted for 28% of our revenue and 35% of our operating profit before depreciation and amortization.

	Revenues			Operating Profit Before Depreciation and Amortization
($ in millions)	2010	2009	2008	2010	2009	2008

Highland Valley Copper	$872	$838	$789	$524	$473	$426
Antamina	674	634	569	464	450	368
Quebrada Blanca	697	484	574	406	265	267
Carmen de Andacollo	228	101	142	111	47	72
Duck Pond	139	104	82	62	49	13
Total	$2,610	$2,161	$2,156	$1,567	$1,284	$1,146

	Production			Sales
(000’s tonnes)	2010	2009	2008	2010	2009	2008

Highland Valley Copper	99	118	119	98	118	122
Antamina	68	71	77	65	73	76
Quebrada Blanca	86	87	86	90	83	85
Carmen de Andacollo (1)	45	18	21	42	17	21
Duck Pond	15	14	13	15	14	13
Total	313	308	316	310	305	317

(1)
Includes pre–commercial production and sales volumes prior to October 1, 2010. Production of copper contained in concentrate during the pre–commercial start–up period was 20,700 tonnes. Pre–commercial sales volumes of copper contained in concentrate were 16,600 tonnes. The proceeds from these sales were not recognized in revenue, but were netted against capital costs, less related production costs.

Teck 2010 Management’s Discussion and Analysis	3

Operations

Highland Valley Copper
We have a 97.5% interest in Highland Valley Copper, located in south central British Columbia. Operating profit before depreciation and amortization was $524 million in 2010 compared with $473 million in 2009 and $426 million in 2008. Highland Valley’s 2010 copper production was 98,500 tonnes of copper in concentrate, which was 17% lower than 2009 due to ore access issues associated with geotechnical constraints. Molybdenum production was 5% higher than 2009 levels at 6.9 million pounds due to improved recoveries.

Ore is mined from the Valley, Lornex and Highmont pits. Highland Valley is continuing to execute pushbacks of both the east and west walls of the Valley pit to access additional ore sources. The east wall stabilization project will be completed in 2011 at an estimated capital cost of $48 million. This includes amounts for remaining waste stripping of the weak clay layers, placement of a stabilization buttress and completion of a comprehensive dewatering system.

A new life of mine plan has been developed that incorporates a major pushback and extension of the Lornex pit and an extension of the lower grade Highmont pit, adding approximately 200 million tonnes of mineral reserves and five years to the production plan. Highland Valley Copper is now expected to operate until 2025, assuming additional permit amendments are approved for the Lornex extension. Lornex, which has slightly lower copper grades than the remaining reserves in the Valley pit, is expected to provide 30% of feed to the mill after pre–stripping is complete in 2013.

Highland Valley’s annual copper production is estimated to vary from 90,000 to 135,000 tonnes of contained copper for an average of 115,000 tonnes per year during the remaining mine life, driven primarily by the available grades of copper ore. Further engineering studies have commenced to consider possible recovery and throughput improvements in the mill through modernization, debottlenecking and other enhancements.

Highland Valley’s copper production in 2011 is expected to be similar to 2010 at approximately 100,000 tonnes of copper contained in concentrate. Molybdenum production is expected to increase to approximately 9 million pounds as a result of higher than normal feed grades.

Antamina
We have a 22.5% interest in Antamina, a copper and zinc mine in Peru. Our partners are BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%). In 2010, our share of operating profit before depreciation and amortization was $464 million compared with $450 million in 2009 and $368 million in 2008.

Copper production was 301,500 tonnes, 5% lower than in 2009. This was due to lower mined copper grades despite record mill throughput of 36.5 million tonnes in 2010, a 9% increase from the previous year. Zinc production decreased by 15% to 386,200 tonnes in 2010 due to lower ore grades and the processing of less copper–zinc ore in the year.

Molybdenum production totalled 7.5 million pounds, which was higher than in 2009 due to higher head grades, throughput and recovery. Antamina engaged in several major projects during 2010, including raising the tailings dam and completion of a new camp.

Antamina’s 2011 production (100% basis) is expected to be approximately 350,000 tonnes of copper contained in concentrate, 200,000 tonnes of zinc contained in concentrate and 16 million pounds of molybdenum.

Quebrada Blanca
Quebrada Blanca is located in northern Chile, 240 kilometres southeast of the city of Iquique. We own 76.5% of Quebrada Blanca and our partners are Inversiones Mineras S.A. (13.5%), and Empresa Nacional de Minera (“ENAMI”) (10%). The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electrowinning (SX–EW) process. Operating profit before depreciation and amortization was $406 million in 2010 compared with $265 million in 2009 and $267 million in 2008.

Quebrada Blanca’s supergene orebody is expected to be mined out by 2015, but copper cathode production is expected to continue to 2017. In 2010, Quebrada Blanca produced 86,200 tonnes of copper cathode, which resulted from record tonnage of ore placed for leaching, up 38% from 2009. Production of approximately 85,000 tonnes of copper cathode is expected in 2011.

In the fourth quarter of 2010, a slope failure occurred on the south wall of the pit. The effects of this failure on the mine plan are being assessed and may include some additional waste stripping and lower grade ore feed for a period of time, however minimal impact is expected in 2011.

Teck 2010 Management’s Discussion and Analysis	4

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine in Chile, which is located 350 kilometres north of Santiago. The remaining 10% is owned by ENAMI. Copper and gold in concentrate and copper cathode are produced from the mine. Operating profit before depreciation and amortization was $111 million in 2010 compared with $47 million in 2009 and $72 million in 2008. Carmen de Andacollo produced a total of 34,800 tonnes of copper contained in concentrate in the year and 10,300 tonnes of copper cathode. Copper cathode production was lower in 2010 due to the depletion of the supergene resource.

Construction of the mine’s copper concentrator project was completed in late 2009, followed by commissioning and first production in February 2010. Commercial production from the new plant was declared on October 1, 2010. The plant has yet to consistently operate at its nameplate capacity of 55,000 tonnes of ore per day due to ore hardness issues, although predicted grades and recoveries have been met. Work continues to assess the extent of the ore hardness issue and to optimize the mill circuit of the new plant to increase throughput. We expect the solution to involve the addition of crushing capacity and expect to have identified appropriate modifications by the end of 2011. We have the ability to implement short–term enhancements, and on this basis, expect the mine’s production for 2011 to be approximately 65,000 tonnes of copper in concentrate. In addition, we expect to produce approximately 7,000 tonnes of copper cathode. Production over the longer term will depend on the results of our ongoing work and the nature of the mill modifications to be implemented.

The project capital cost was approximately US$440 million. Two complementary projects associated with the concentrator project were approved and construction began in 2010. The Elqui River water supply project at an estimated cost of US$40 million is expected to provide a long–term supply of process water for the concentrator when completed in early 2011. In addition, a coarse ore stockpile cover was completed at a cost of US$8 million, which will minimize fugitive dust in the area.

In January 2010, Carmen de Andacollo completed the sale of an interest in future gold production to Royal Gold, Inc. (“Royal Gold”). Proceeds to Carmen de Andacollo, on a 100% basis, were US$218 million and 1.2 million common shares of Royal Gold, valued at US$53 million at the date of the sale. Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative gold production reaches 910,000 ounces, and 50% thereafter.

Duck Pond
The Duck Pond underground copper–zinc mine is located in central Newfoundland. Duck Pond’s operating profit before depreciation and amortization was $62 million in 2010, compared with $49 million in 2009 and $13 million in 2008.

Copper production was 15,000 tonnes while zinc production was 20,200 tonnes. This compares with copper production of 13,900 tonnes and 21,000 tonnes of zinc production in 2009. Primary production from the lower ore zones was established in 2010 and exploration activity to assess possible ore zone extensions is ongoing. Duck Pond’s production in 2011 is projected to be approximately 14,000 tonnes of copper and 24,000 tonnes of zinc in concentrate.

Cominco Engineering Services Limited (“CESL”)
Our CESL facility focuses on advancing and implementing our proprietary hydrometallurgical technology principally for the treatment of concentrates. We have a well–tested suite of technologies suitable for treating complex copper, copper–gold, copper–nickel and nickel concentrates, particularly those with deleterious elements such as arsenic or magnesium that inhibit the sale of concentrates to conventional smelters. In 2011, the CESL team will continue to seek opportunities to unlock metallurgically challenged resources to create additional value and will continue to advance our proprietary CESL hydrometallurgical technology.

Teck 2010 Management’s Discussion and Analysis	5

Growth Initiatives

Antamina Expansion (22.5% owned)
In January 2010, Antamina commenced an expansion project of milling and flotation capacity that is expected to increase ore throughput by approximately 38% to 130,000 tonnes per day at an estimated cost of US$1.3 billion. The project is expected to result in approximately 30% annual increases in both copper and zinc production capacity starting in 2012.

Quebrada Blanca Hypogene (76.5% owned)
Following completion in late 2010 of a scoping study to mine and process the hypogene resource that underlies the supergene deposit currently being mined at Quebrada Blanca, a full feasibility study commenced in early 2011. The feasibility study is expected to be completed by early 2012. Based on the results of the scoping study, production from the hypogene would be expected to be approximately 200,000 tonnes per year of copper contained in concentrate plus approximately 5,100 tonnes per year of molybdenum in concentrate over an estimated mine life of approximately 30 years. Assuming a positive feasibility study and a decision to undertake project development, production from the concentrator could commence in 2016, although timing of a construction decision will depend on the status of permitting and other factors.

Relincho (100% owned)
The Relincho project is located in central Chile, approximately 110 kilometres east of the port city of Huasco at an altitude of 2,200 metres above sea level. Work started on a prefeasibility study in the second quarter of 2010 and prefeasibility is expected to be completed in the third quarter of 2011. Under current assumptions, Relincho has the potential to produce approximately 190,000 tonnes per year of copper in concentrate and 7,000 tonnes per year of molybdenum in concentrate over an estimated mine life of over 20 years.

Galore Creek (50% owned)
The Galore Creek project remained on care and maintenance in 2010. Further engineering and evaluation work was completed in 2010 as part of the ongoing process of optimizing this project through consideration of alternative plant site and tailings locations. We are currently working on a prefeasibility study, which is expected to be completed in the second quarter of 2011.

Mesaba (100% owned)
Work on the Mesaba copper–nickel project in northern Minnesota continued in 2010, which included processing a sample of copper–nickel concentrate through the hydrometallurgical pilot plant at our CESL technology centre. Based on the samples processed, we were able to conclude that it is feasible that Mesaba’s production could be treated in a CESL plant to produce refined copper and nickel. Further studies will continue in 2011.

Teck 2010 Management’s Discussion and Analysis	6

Markets

Copper prices averaged US$3.42 per pound in 2010, up US$1.08 per pound from the 2009 average. London Metal Exchange (“LME”) copper prices started 2010 at US$3.39 per pound, fell to US$2.76 per pound by June and then rose to historic high levels of US$4.26 per pound by December.

Copper metal demand recovered strongly in 2010 as industrial production rebounded from the economic crisis in 2009. Copper consumption increased by 10.4% according to Brook Hunt, a Wood Mackenzie Company. This increased demand was reflected in LME stocks declining 25% to 348,600 tonnes by year end. Total global stocks (which include producer, consumer, merchant and terminal stocks) stood at an estimated 24 days of global consumption versus the 25–year average level estimated at 29 days of global consumption.

Brook Hunt also reported that total copper mine production including solvent extraction and electrowinning (SX–EW) grew by 1.3% in 2010, leaving the concentrate market in a deficit situation. Although Brook Hunt forecasts a copper mine production increase of 6.4% in 2011, we believe this increase may not materialize, given the persistent production shortfalls the mining industry has faced over the past six years as a result of various factors including pit wall instability, mill failures, weather, labour unrest and lower overall grades at many of the largest copper mines in the world. Further, even if the 6.4% increase does materialize, it is expected to be insufficient to meet demand from custom smelters, which will leave the global concentrate market in a structural deficit.

With the concentrate market remaining in deficit, and despite the potential for an increase in the availability of scrap copper to the market, global copper demand should increase at a greater rate than total metal supply. With a combination of a concentrate deficit and increased metal consumption, we expect the refined copper market will record another deficit in 2011.

Teck 2010 Management’s Discussion and Analysis	7

Coal

We are the largest producer of steelmaking coal in North America, and the second largest exporter of seaborne steelmaking coal in the world. Our six coal mines are located in Western Canada, with five in southeastern British Columbia and one in west–central Alberta. We produced 23.1 million tonnes of coal in 2010, the majority of which was shipped to the Asia–Pacific region. Our high quality reserves of more than 600 million tonnes position us to continue to meet global demand. Estimated sales for 2011 are in the range of 24.5 to 25.5 million tonnes without accounting for reductions due to labour–related disruptions in production. Production increases are expected to occur gradually throughout 2011 with production volumes in the last two quarters of the year expected to be higher than in the first two quarters of the year.

With current expansion plans underway at our six operating mines, and a possible restart of our Quintette mine, we expect to reach a production rate in excess of 30 million tonnes of coal per year – an increase of 21% over 2010 production – by the end of 2013, subject to permitting.

In 2010, our coal operations accounted for 47% of revenue and 50% of operating profit before depreciation and amortization.

($ in millions)	2010	2009	2008

Revenues	$4,351	$3,507	$2,428
Operating profit before depreciation and amortization	$2,248	$1,795	$1,226

Production volumes – 100% basis (000’s tonnes)	23,109	18,930	23,009
Sales volumes – 100% basis (000’s tonnes)	23,167	19,767	22,978

Teck 2010 Management’s Discussion and Analysis	8

Operations

Coal sales volumes of 23.2 million tonnes increased 17% from 2009 due to the global economic recovery and strong demand for high quality seaborne steelmaking coal in new markets, primarily China. During 2010 we sold approximately 3.2 million tonnes of coal to new markets.

Our 2010 production of 23.1 million tonnes increased 22% from 2009, but fell slightly short of our stated 2010 target. This was due largely to the eight–week strike at our Coal Mountain Operations, as well as unexpected geological issues at our Fording River and Cardinal River Operations, which reduced coal availability. The fire that occurred in the coal dryer at our Greenhills Operations in June 2010 did not adversely impact our production levels. The rebuilt dryer resumed operations in February 2011.

Our operating profit before depreciation and amortization primarily reflects higher sales volume and higher US dollar selling prices, partially offset by foreign exchange effects and slightly higher operating costs. With the improved market conditions, the average US dollar selling price increased to US$181 per tonne in 2010 compared with US$157 per tonne in 2009.

Operating profit also reflects higher unit production costs due primarily to higher diesel prices and contractor costs, which increased as we initiated a number of projects in 2010 to maximize our production levels and improve our business. Cost increases in 2010 were partially offset by higher production levels, which reduced our fixed costs per tonne of coal produced.

The labour agreement for our Elkview Operations expired on October 31, 2010, and a work–stoppage was announced on January 30, 2011. With high coal inventories at our mine sites, we do not expect the strike at our Elkview mine to affect our coal sales guidance for the first quarter of 2011, but it is likely to affect our sales for the full year. The labour agreement at our Fording River Operations expires on April 30, 2011.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines. This is in accordance with the recommendations of a group of independent experts we commissioned to review selenium management. While costs associated with specific control measures have not been established, future costs of selenium management, both capital and operating, associated with operations as well as reclamation, may be material. It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and are being implemented.

Capital spending in 2010 of $285 million included additional equipment, processing plant upgrades, and new pit developments to increase our production. We have also taken steps to address rail and port capacity issues, including entering into a new 10–year contract with Canadian Pacific Railway for the westbound transportation of coal from our five British Columbia mines. This contract provides for investments in rail capacity and increased co–operation to support our growth objectives.

Growth Initiatives

Production Expansion
In view of the favourable long–term outlook for seaborne steelmaking coal and our base of high quality reserves and resources, we are continuing with a multi–faceted expansion of our coal production capacity. Based on new mine plans, we have acquired and placed orders for new plant and mining equipment and made substantial progress recruiting the workforce that will be necessary to ramp up capacity from existing operations. We are also advancing the permitting of our various expansion projects.

Quintette Project
Our Quintette mine in northeast British Columbia has been closed since 2000. In June 2010, we initiated a feasibility study to reopen this mine, which is expected to be completed by mid–2011. The mine will have a design capacity of approximately 3 million tonnes per year. Assuming the results of the study are positive and development proceeds as currently planned, the mine could be in production by 2013.

Teck 2010 Management’s Discussion and Analysis	9

Markets

In 2010 we began contracting prices with our customers on a quarterly basis within a framework of annual contracts – as opposed to pricing based on the traditional coal year – a change that is consistent with developments in broader industry practice. In addition, we continued our developmental sales into new markets, particularly China. These sales are typically sold on a per–vessel basis, at prevailing market prices.

The demand for high quality seaborne steelmaking coal was generally strong throughout 2010 as China continued to import significant quantities and global economic conditions improved. While demand has increased, mine and infrastructure capacity constraints continue to limit the global supply of high quality steelmaking coal on the seaborne market. As a result, the benchmark price for our highest quality products increased to US$225 per tonne for the first quarter of 2011. Subsequently, heavy rains in Queensland, Australia in late 2010 and early 2011 disrupted supply and contributed to an even tighter market as we entered 2011.

While our long–term outlook for seaborne steelmaking coal is positive, we have experienced significant fluctuations in coal prices and sales volumes in the past. The emergence of China as a significant importer of seaborne steelmaking coal has resulted in a market that is highly elastic and volatile. Any significant disruption in China’s economic growth could alter the future demand and supply dynamics for the entire seaborne market suddenly and severely.

On the supply side, major undeveloped sources of high quality steelmaking coal are known to exist in Australia, Indonesia, Mongolia, Russia and Mozambique, all of which have the potential to add supply over the longer term. In addition, rail and port infrastructure improvements in Australia are expected to further increase export capacity there. However, the development of new coal resources is time–consuming and expensive, particularly in locations that lack rail and port infrastructure, or that are distant from tidewater. It has also proven difficult to sustain these developments in a highly volatile market. Despite these challenges, we believe that developments will continue and that the global supply of high quality seaborne steelmaking coal will increase over the longer term, eventually coming closer to balance with demand.

Teck 2010 Management’s Discussion and Analysis	10

Zinc

We are one of the world’s largest producers of zinc, primarily from our Red Dog mine in Alaska and Antamina mine in northern Peru. Our operation in Trail, British Columbia is also one of the world’s largest integrated zinc and lead smelting and refining operations. Together, these properties produced 645,000 tonnes of zinc contained in concentrate (Teck’s share) and 278,000 tonnes of refined zinc in 2010.

As an integrated metal producer, we also provide recycling solutions for metal–bearing scrap and residue, also known as urban ore. Last year, we processed more than 13,000 tonnes of electronic waste, and also began a feasibility study on potential development of two new metal recovery furnaces at our Trail operation. If developed, this expansion would increase our capacity to profitably recycle and process urban ore.

In 2010, our zinc operations accounted for 25% of revenue and 15% of operating profit before depreciation and amortization.

	Revenues			Operating Profit (Loss) Before Depreciation and Amortization
($ in millions)	2010	2009	2008	2010	2009	2008

Red Dog	1,121	986	703	560	473	240
Trail	$1,447	$1,190	$1,442	$134	$122	$208
Other	40	50	117	7	7	(26)
Inter-Segment Sales	(230)	(220)	(191)	(21)	(19)	17
Total	$2,378	$2,006	$2,071	$680	$583	$439

	Production			Sales
(000’s tonnes)	2010	2009	2008	2010	2009	2008

Refined zinc
Trail	278	240	270	274	243	266
Contained in concentrate
Red Dog	538	583	515	585	556	529
Pend Oreille and
Lennard Shelf (Note 1)	–	5	51	–	5	53
Other business units	107	123	97	111	120	96
Total	645	711	663	696	681	678

(1)	Our Lennard Shelf zinc mine produced from April 2007 to August 2008, when it was permanently closed.

Teck 2010 Management’s Discussion and Analysis	11

Operations

Red Dog
Red Dog’s location in northwest Alaska exposes the operation to severe weather and winter ice conditions, which can significantly impact production, sales volumes, and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping window that normally runs from early July to late October. This short shipping window means that Red Dog’s sales volumes are normally higher in the last six months of the year, resulting in significant volatility in its quarterly earnings, depending on metal prices.

In 2010, both zinc and lead production were lower than 2009 due to lower mill feed grades. However, record mill throughput and mine production were achieved during the year.

In accordance with the operating agreement governing the Red Dog mine between TML and NANA Regional Corporation Inc. (“NANA”), NANA is entitled to a royalty equal to 25% of net proceeds of production. The NANA royalty charge in 2010 was US$173 million compared with US$128 million in 2009. The net proceeds royalty increases by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012. NANA has advised us that it ultimately shares approximately 62% of the royalty, net of allowable costs, with other Regional Alaskan Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog’s operating profit before depreciation and amortization was $560 million compared with $473 million in 2009 and $240 million in 2008. The higher 2010 operating profit was mainly due to higher metal prices.

Major capital spending in 2010 included US$20 million for tailings dams and US$22 million on other sustaining capital projects. Our capital spending in 2011 is expected to be US$55 million.

We expect 2011 production to be approximately 555,000 tonnes of zinc contained in concentrate and 85,000 tonnes of lead contained in concentrate. 2011 production is forecast to be higher in zinc and lower in lead than in 2010. Approximately two–thirds of the mill feed will be from the Aqqaluk deposit.

Mining of the Aqqaluk deposit began in May 2010. The pit development proceeded successfully and ahead of schedule. The first Aqqaluk ore was processed in the mill in August.

Red Dog continues to pursue a renewal of its main water discharge permit. In January 2010, the United States Environmental Protection Agency (“EPA”) released the Aqqaluk Supplemental Environmental Impact Statement (“SEIS”) and simultaneously issued a new water discharge permit for the mine under the National Pollutant Discharge Elimination System (“NPDES”). As a result of a third party appeal of the State of Alaska’s certification of that permit, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending resolution of the appeal by the Environmental Appeal Board. In March 2010, those limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. Until a permit with attainable limits is issued, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment, and which are consistent with the court–imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement.

We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. Nonetheless, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.

Teck 2010 Management’s Discussion and Analysis	12

Trail Metallurgical Operations
Our Trail Operations, located in the province of British Columbia in western Canada, represent one of the world’s largest fully integrated zinc and lead smelting and refining complexes. The metallurgical operations also produce a variety of precious and specialty metals, chemicals and fertilizer products. Trail has a two–thirds interest in the Waneta hydroelectric dam as well as ownership of the related transmission system. The Waneta Dam provides clean and renewable power to the metallurgical operations.

The metallurgical operations contributed $134 million to operating profits before depreciation and amortization in 2010, compared with $122 million in 2009 and $208 million in 2008. Higher prices for lead, zinc and silver combined with higher production and sales volumes for zinc reflected the general improvement in the economy. These improvements were partially offset by the decrease in surplus power sales, a strengthening of the Canadian dollar, and increased non–routine operating costs associated with the planned maintenance shutdown of the lead smelter.

Refined zinc production totalled 278,000 tonnes in 2010, compared with 240,000 tonnes in 2009, when production was curtailed due to market conditions. In 2010, production was constrained by an operational issue in the zinc electrolytic plant cell house, which has since been remedied, and by a two–week unscheduled outage of the oxygen plant, which is owned by a third party.

Refined lead production at 71,500 tonnes was slightly lower than 2009. Decreased lead production was due primarily to the oxygen plant outage that had a greater impact on lead operations and planned maintenance activities in the fourth quarter that included a 32–day shutdown of the KIVCET lead smelter, which is scheduled every three years. The shutdown of the KIVCET lead smelter was completed on time and coincided with a planned maintenance shutdown of one of the two zinc roasters that lasted 14 days. Overall the costs for the shutdown activities, which included $21 million in sustaining capital expenditures and $23 million in repairs and maintenance costs, were completed on plan.

Production returned to full rates by the end of November 2010. In 2011, we expect to produce approximately 285,000 tonnes of zinc, 80,000 tonnes of lead, and 20 million ounces of silver.

Capital expenditures for the year totalled $48 million. Operating costs increased in line with higher zinc production levels and additional non–routine activities associated with the planned maintenance shutdown of the smelter. Our capital spending in 2011 is expected to be $70 million.

The Waneta Dam is one of several hydroelectric generating plants in the region operated through contractual arrangements. We currently receive approximately 1,800 gigawatt hours of energy entitlement per year regardless of the water flow available for power generation. Historically, we held full ownership of the Dam, and power that was surplus to Trail’s requirements was sold through the transmission system to customers in British Columbia and the United States. In 2009, we agreed to sell a one–third interest in the Waneta Dam to BC Hydro for $825 million, with provision for firm supply of power until January 1, 2036. This transaction closed in March 2010.

Surplus power sales volumes for 2010 were significantly lower than 2009 due to the sale. Surplus power operating profit before depreciation and amortization totalled $10 million in 2010 on a volume of 250 gigawatt hours, compared to $40 million and volume of 1,238 gigawatt hours the previous year.

Our electronic waste recycling program processed 13,000 tonnes of material during the year, and we plan to treat 14,000 tonnes in 2011. By July 2011, we anticipate attaining a milestone of 50,000 tonnes recycled since the program’s inception in 2006. In cooperation with the British Columbia Ministry of Environment, we are continuing our tests related to the recycling of zinc alkaline batteries. Test work on the treatment of fluorescent bulbs was completed by year end and we expect to begin full–scale processing of this waste material in 2011.

Other Zinc Operations
Our Pend Oreille mine, located in Washington State, has been on care and maintenance since February 2009. A core group of employees is working to keep the site ready in the event of a future restart. All regulatory and environmental requirements are being met.

Teck 2010 Management’s Discussion and Analysis	13

Markets

Zinc prices started the year at US$1.17 per pound, fell to US$0.72 per pound by June, then rose for the balance of 2010 and finished the year at US$1.17 per pound. The average price for the year was US$0.98 per pound, up from the 2009 average of US$0.75 per pound.

Zinc metal demand recovered strongly in 2010, especially within the automotive and steel industries. According to Brook Hunt, zinc metal consumption increased by 14%. Metal premiums increased in North America and Asia during the year, which reflected the improving metal demand. However, in spite of the improving demand picture, the metal market was in surplus in 2010, which was reflected in LME inventories increasing by 44% to 701,425 tonnes by year end. Total global stocks (which include producer, consumer, merchant and terminal stocks) stood at an estimated 42 days of global consumption versus the 25–year average level estimated at 39 days of global consumption.

According to Brook Hunt, in 2010, global mine production rose 8%, or 950,000 tonnes, but global refined production rose at an even higher rate of 12% or 1.4 million tonnes, which moved the concentrate market into a deficit.

In 2011, we believe that the global zinc concentrate market will continue to be in deficit, as global refinery capacity (primarily in China) is expected to grow at a greater rate than global mine production. This concentrate deficit will result in refineries operating at below full utilization rates and will require cuts in metal production from planned levels. However, global refined production should still increase at a greater rate than refined demand.

Teck 2010 Management’s Discussion and Analysis	14

Energy

Located in the Athabasca oil sands region of northeastern Alberta, our energy assets include a 20% interest in the Fort Hills oil sands project and a 50% interest in the Frontier and Equinox oil sands projects. In addition, we hold a 50% interest in various other oil sands leases, including the Lease 421 Area. These leases are in the exploration phase. In 2010, we significantly increased our recoverable contingent bitumen resources by 0.5 billion barrels to approximately 2.1 billion barrels. These valuable long–term assets are located in a politically stable jurisdiction and will be mined using conventional technologies that build upon our core skills of large–scale truck and shovel operations.

We recognize public concerns over the potential environmental impact of developing oil sands projects and our goal is to pursue sustainable operations. We are researching methods to improve extraction and processing. And we are encouraged by the progress of the industry towards improving technology and production processes, reducing water consumption, improving tailings management, and increasing land reclamation and revegetation.

We are also developing renewable energy projects. In 2010, we signed a joint venture agreement with Suncor to develop the Wintering Hills wind power project.

Teck 2010 Management’s Discussion and Analysis	15

The disclosure below includes references to contingent bitumen resource estimates. Further information on these estimates, and the related risks and uncertainties, is set out in our most recent Annual Information Form filed on SEDAR and under cover of Form 40–F on EDGAR. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Fort Hills Oil Sands Project

The Fort Hills oil sands project is located approximately 90 kilometres north of Fort McMurray in northern Alberta. We hold a 20% interest in the Fort Hills Energy Limited Partnership (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project, with 20% held by Total E&P Canada Ltd. (“Total”) and the remaining 60% held by the operator of the project, Suncor Energy Inc. (“Suncor”). On December 17, 2010, Suncor announced that it had entered into a strategic partnership setting forth the terms under which Suncor and Total intend to jointly develop Fort Hills and other projects. The transaction would also entail the transfer of a portion of Suncor’s partnership interest, resulting in Suncor holding a 40.8% interest and Total holding a 39.2% interest in Fort Hills. Suncor has stated that the transaction is subject to regulatory and other approvals, with closing targeted late in the first quarter of 2011.

At December 31, 2010, our best estimate of our 20% share of the recoverable bitumen at Fort Hills is 684 million barrels. To the end of 2010, approximately $2.7 billion has been spent on the Fort Hills project. Our share was $907 million, of which $7 million was spent in 2010. In connection with our ownership interest, we are committed to fund 27.5% of the next $4.8 billion of project spending and our 20% pro–rata share thereafter.

During 2010, Suncor carried out a review of the Fort Hills oil sands project and in December, announced an updated development schedule for the project. Advanced engineering work is to commence in 2011 and a decision to proceed with the project could be made by the partners in 2012, which is expected to result in the first phase of bitumen production in 2016. The upgrader portion of the Fort Hills oil sands project remains deferred.

Alberta’s Energy Resources Conservation Board (“ERCB”) granted conditional approval in April for plans for the construction, use and closure of fluid tailings ponds at Fort Hills. In December, Suncor, on behalf of the Fort Hills project, submitted a revised assessment of the Fort Hills project cumulative effects and mine plan to the ERCB to facilitate the request to increase the total recoverable resource.

Suncor has provided a forecast project spending estimate of $198 million for 2011, of which our share would be $54 million, including our earn–in commitments, compared with our $7 million share of 2010 spending.

Teck/SilverBirch Joint Venture

We jointly hold, with SilverBirch Energy Corporation (“SilverBirch”), oil sands leases located near the Fort Hills project. SilverBirch was created as a result of the Total purchase of UTS Energy Corporation (“UTS”) in September 2010, and holds the non–Fort Hills assets formerly held by UTS. To date, we have spent $387 million for our 50% share of the acquisition, exploration and engineering costs of these oil sands leases, of which $22 million was spent in 2010.

Frontier and Equinox Projects
The Equinox project is located immediately west of the Fort Hills project, and the Frontier project, which includes Lease 311, is approximately 10 kilometres north of the Equinox project.

The Equinox project consists of approximately 2,860 hectares of oil sands leases and our best estimate is that our 50% interest represents 188 million barrels of contingent bitumen resources. The Frontier project consists of approximately 26,100 hectares of oil sands leases and our best estimate is that our 50% interest in the Frontier project represents approximately 1.22 billion barrels of contingent bitumen resources.

A field exploration program on the Frontier project consisting of approximately 83 core holes was successfully conducted during the winter of 2010. Analytical testing and updating of the geological model was completed in 2010 and will form the basis for future engineering studies.

Engineering studies have started on the Frontier project, which will include an option of developing Equinox as a satellite operation. Various development options for a stand–alone mine/extraction operation of up to 240,000 barrels of bitumen per day from Frontier and an additional 30,000 to 50,000 barrels of bitumen per day from Equinox will be considered. The results of this work are expected to form the basis for a planned regulatory application scheduled to be submitted to the regulators in the second half of 2011.

Teck 2010 Management’s Discussion and Analysis	16

A geotechnical and hydrogeological field program is planned for the Frontier project during the winter of 2011. The results of this field program will be included in the engineering and regulatory work conducted during 2011. We expect to spend approximately $18 million for our share of the exploration, engineering, regulatory, and communities of interest activities for Frontier and Equinox projects during 2011.

Lease 421 Area

Initial exploration results from 2009 indicate the potential for a mineable resource in the Lease 421 Area, in which we have a 50% interest. However, further exploration will be required to establish the quantity and quality of any potential resources. Together with our partners, we are planning to conduct a seismic exploration program on the Lease 421 Area during the winter of 2011. We expect to spend approximately $6 million for our share of the exploration, engineering, and communities of interest activities during 2011.

Wintering Hills Wind Power Project

In September 2010 we signed a joint venture agreement with Suncor Energy Products Inc., a wholly–owned subsidiary of Suncor Inc., to develop the 88 megawatt Wintering Hills wind power project near Drumheller, Alberta. Under the terms of the agreement, Suncor will own a 70% interest and operate the project and we will own the remaining 30%. We expect our total investment in connection with the project to be approximately $66 million. Following regulatory approval from the Alberta Utilities Commission, construction on the project began in July 2010 and is expected to be completed by the end of 2011.

Teck 2010 Management’s Discussion and Analysis	17

Exploration

Exploration is carried out through eight offices in the Americas, Europe, Africa and Australia.  Expenditures of $56 million in 2010, including $6 million for minesite and development/engineering projects, were focused on copper, zinc and gold opportunities.

Several porphyry copper projects in Chile, Mexico, Turkey and Namibia were drilled during 2010. In addition, several Teck–owned copper projects in Mexico, Peru, Chile, Brazil and Namibia were drilled by other parties earning into the projects. Two of our porphyry copper projects: La Verde in Mexico (Catalyst Copper Corporation) and Zafranal in Peru (AQM Copper Inc.) have advanced to the resource stage. We plan to drill several copper targets in 2011, including properties in British Columbia, Mexico, Peru, Chile, Turkey and Namibia.

Zinc exploration remains focused in the Red Dog mine district in Alaska, northeastern Australia and Ireland. In both Alaska and Australia, the target type is large, high grade, sediment hosted deposits similar to Red Dog and McArthur River mines. In Ireland, the target type is large, high grade deposits similar to the producing Navan mine.

No exploration drilling was undertaken in the Red Dog district in 2010. In northeastern Australia, we vested at a 51% interest in the Bluebush project (49% Anglo American) and entered into an agreement to earn up to a 70% interest in the Myrtle project, a large landholding adjacent to the McArthur River Mine. In Ireland, we drilled on the Stonepark, Ballinalack and Midlands projects, with encouraging results continuing to come from Stonepark. Significant drill programs are planned for all three countries in 2011.

In addition to exploring for copper and zinc, we are exploring for, and looking to partner in, new gold opportunities. Our plan is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions, where we can leverage the assets, databases and in–country expertise that provide a competitive advantage. Our current exploration efforts in gold are primarily focused in Canada, Alaska, Peru, Mexico and Turkey. Once an opportunity has been recognized, the strategy is to optimize that opportunity or asset through further definition drilling and engineering studies and then capture value through periodic divestitures.

Teck 2010 Management’s Discussion and Analysis	18

Financial Overview

Financial Summary

($ in millions, except per share data)	2010	2009	2008

Revenue and earnings
Revenues	$9,339	$7,674	$6,655
Operating profit before depreciation and amortization	$4,495	$3,662	$2,811
EBITDA*	$4,297	$4,109	$1,961
Earnings from continuing operations	$1,975	$1,819	$750
Earnings attributable to shareholders	$1,860	$1,831	$659

Cash flow
Cash flow from operations	$2,743	$2,983	$2,109
Capital expenditures	$810	$590	$928
Investments	$46	$372	$12,298

Balance sheet
Cash balances, including restricted cash	$832	$1,420	$850
Total assets	$29,209	$29,873	$31,533
Debt, including current portion	$4,948	$8,004	$12,874

Per share amounts
Earnings from continuing operations
Basic	$3.15	$3.28	$1.48
Diluted	$3.14	$3.27	$1.47
Earnings
Basic	$3.15	$3.43	$1.46
Diluted	$3.14	$3.42	$1.45
Dividends declared per share	$0.50	$–	$0.50

*EBITDA is a non–GAAP financial measure. See “Use of Non–GAAP Financial Measures” section for further information.

Our revenues and earnings depend on prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic growth. We normally sell the products that we produce at prevailing market prices or in the case of steelmaking coal, at negotiated prices on term contracts. Prices for these products, particularly for exchange–traded commodities, can fluctuate widely and that volatility can have a material effect on our financial results.

We record our financial results using the Canadian dollar and accordingly, our operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries where we operate. Exchange rate movements can have a significant impact on our results, as a significant portion of our operating costs are incurred in Canadian and other currencies and most of our revenues and debt are denominated in US dollars.

Teck 2010 Management’s Discussion and Analysis	19

Earnings attributable to shareholders for 2010 were $1.9 billion, or $3.15 per share, which included $768 million of after–tax gains on the sale of assets and $658 million of charges, net of taxes, related to our debt refinancing activities. This compares with $1.8 billion or $3.43 per share in 2009, which included a total of $881 million of after–tax non–cash foreign exchange gains and gains on the sale of assets. Earnings attributable to shareholders in 2008 were $659 million, or $1.46 per share, which included $856 million of after–tax asset impairment losses.

Our earnings over the past three years have included numerous unusual items that are described below and summarized in the table that follows. Excluding these items, our earnings for 2010 were positively affected by rising prices for our major commodities and a 17% increase in the sales volume of steelmaking coal.

Our earnings in 2009 included $561 million of after–tax non–cash foreign exchange gains on our net debt, and $320 million of after–tax gains on the sale of various assets that were undertaken as part of our debt reduction plan. Partially offsetting these favourable items were $117 million of unamortized discounts and issues costs related to our Fording acquisition debt that we wrote off as we repaid and refinanced that debt and $139 million of impairment losses related to our oil sands assets, the majority of which relates to the delay of the mine and bitumen production portion of the Fort Hills project.

Our earnings in 2008 were negatively affected by non–cash after–tax asset and goodwill impairment charges totalling $856 million taken against (i) the goodwill related to the three copper mines we acquired from Aur in 2007 ($345 million); (ii) the deferral of the upgrader portion of our Fort Hills oil sands project ($90 million); (iii) our Lennard Shelf, Pend Oreille and Duck Pond mines ($116 million); (iv) the Petaquilla copper project in Panama, the Santa Fe nickel project in Brazil and other exploration properties ($60 million); and (v) $245 million in respect of marketable securities that we own in various development stage companies, whose decline in value was considered other–than–temporary.

The table below shows the impact of these items on our earnings.

	2010	2009	2008

Earnings attributable to shareholders	$1,860	$1,831	$659

Add (deduct) the after-tax effect of:
Asset sales and investment sales gains	(768)	(320)	73
Refinancing costs	658	117	–
Foreign exchange gains on net debt	(65)	(561)	–
Derivative (gains) losses	(153)	36	(202)
Asset impairment and asset impairment in equity losses	–	119	266
Impairment of goodwill and marketable securities	–	20	590
Tax items	11	(30)	(50)
(Earnings) loss from discontinued operations	–	(81)	9

Adjusted earnings*	1,543	1,131	1,345
Pricing adjustments - (positive) negative	(53)	(207)	329

Comparative earnings*	$1,490	$924	$1,674

*Adjusted earnings and comparative earnings are non–GAAP financial measures. See “Use of Non–GAAP Financial Measures” section for further information.

Pricing adjustments generally increase earnings in a rising commodity price environment and decrease earnings in a declining price environment. They are a normal part of our business but we exclude them from comparative earnings in the table above to provide a better understanding of how our company performed.

Teck 2010 Management’s Discussion and Analysis	20

In the latter part of 2008 general conditions in credit markets deteriorated substantially, which had a serious impact on the global economy and contributed to a significant and rapid decline in the demand for and selling price of our products. Average base metal prices were down significantly in the fourth quarter of 2008, with two of our major products, copper and zinc, dropping significantly from prices at the end of September 2008, resulting in negative pricing adjustments of $474 million ($270 million after tax) in the fourth quarter alone. Economic conditions improved in 2009, contributing to a significant improvement in base metal prices, which resulted in positive pricing adjustments of $325 million ($207 million after tax) in 2009.

Cash flow from operations in 2010, before changes in non–cash working capital items, was $2.8 billion compared with $2.3 billion in 2009 and $3.4 billion in 2008. The changes in cash flow from operations are due mainly to the volatility in commodity prices and changes in the Canadian/US dollar exchange rate. In 2008, our earnings included a $1.5 billion non–cash future tax provision, $856 million of non–cash asset impairment charges and provisions against our marketable securities.

At December 31, 2010, our cash balance was $832 million. Total debt was $4.9 billion and our net debt to net debt–plus–equity ratio was 20% compared with 31% at December 31, 2009.

Operating Profit

Our operating profit is made up of our revenues less the operating, depreciation and amortization expenses at our producing operations. Income and expenses from our business activities that do not produce commodities for sale are included in our other income and expenses.

Our principal commodities are copper, steelmaking coal and zinc, which accounted for 24%, 47% and 15% of revenues respectively in 2010. Silver and lead are significant by–products of our zinc operations, respectively accounting for 5% each of our 2010 revenues. We also produce a number of other by–products including molybdenum, various specialty metals, chemicals and fertilizers, which in total accounted for 4% of our revenue in 2010.

Our acquisition of the Fording coal assets in October 2008 has had a significant impact on our revenues, operating expenses and operating profits. Our results for 2008 included our 40% share of the results of Teck Coal Partnership until the end of October 2008 and 100% thereafter. Accordingly, this acquisition accounted for a significant portion of the increase in revenues, operating expenses, and depreciation and amortization when comparing both 2010 and 2009 with 2008.

Teck 2010 Management’s Discussion and Analysis	21

Our revenues are affected by sales volumes, which are determined by our production levels and demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenues were a record $9.3 billion in 2010 compared with $7.7 billion in 2009 and $6.7 billion in 2008. Average prices for all of our main commodities were higher in 2010 than 2009. However, the significant volatility in base metal prices had a significant impact on our revenue in 2009 and 2008. As a result of the sharp decline in prices late in 2008, our revenue for 2008 included $577 million (before $45 million of royalty expense recovery) of negative pricing adjustments compared with $354 million (before $29 million of royalty expenses) of positive adjustments in 2009 as base metal prices recovered.

At the end of 2009, outstanding receivables included 107 million pounds of copper provisionally valued at an average of US$3.34 per pound, 221 million pounds of zinc valued at an average of US$1.17 per pound and 31 million pounds of lead valued at an average of US$1.09 per pound. During 2010, the copper receivables were settled at an average final price of US$3.29 per pound, zinc receivables were settled at an average final price of US$1.07 per pound and lead at US$0.99 per pound, resulting in negative after–tax final pricing adjustments of $12 million in the year. We also recorded positive after–tax pricing adjustments of $65 million for sales recorded during 2010. At December 31, 2010, outstanding receivables included 98 million pounds of copper provisionally valued at an average of US$4.39 per pound, 140 million pounds of zinc valued at an average of US$1.11 per pound and 2 million pounds of lead valued at an average of US$1.17 per pound.

Our operating costs include all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail refining and smelting operation, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate–setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

The magnitude of our operating costs is dictated mainly by our production volumes, the costs of labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; and by distribution costs, commodity prices, foreign exchange rates and costs related to non–routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production may also affect our sales volumes and, when combined with commodity prices, affects profitability and ultimately our royalty expenses.

Our operating expenses were $4.8 billion in 2010, compared with $4.0 billion in 2009 and $3.8 billion in 2008. Higher production volume increases at our coal and copper operations accounted for approximately $460 million of the increase in 2010, of which the start–up of the Carmen de Andacollo concentrator accounted for $60 million of this increase. In addition, the cost of concentrate purchases at our Trail operations increased by approximately $250 million due to higher base metal prices and as a result of Trail operating at higher production levels compared with 2009 when production was curtailed due to market conditions.

We determine our depreciation and amortization expense using various methods. Plant and equipment are depreciated and amortized on a straight–line basis over their estimated useful lives at our refining and smelting operations in Trail. Plant and processing facilities at our mines are amortized on a units–of–production basis over the lesser of their useful lives or the estimated proven and probable ore reserves. Mobile equipment is depreciated and amortized using operating hours, and buildings, and other site infrastructure over their estimated useful lives. Accordingly, our depreciation and amortization expense varies to some degree with our production volumes and changes in our ore reserve estimates. In 2010 our depreciation expense was $940 million compared with $928 million in 2009 and $468 million in 2008. The main reason for the increase was our acquisition of the Fording assets in October 2008, which resulted in an additional $472 million of depreciation and amortization in 2009 compared with 2008.

Teck 2010 Management’s Discussion and Analysis	22

Other Expenses

($ in millions)	2010	2009	2008

General and administrative	$263	$188	$91
Interest and financing	565	655	182
Exploration	56	33	133
Research and development	21	15	23
Asset impairment	–	27	589
Other income, net of other expenses	(265)	(824)	(55)
Provision for income and resource taxes	932	695	652
Equity loss (earnings)	8	126	(22)
Loss (earnings) from discontinued operations	–	(81)	9
	$1,580	$834	$1,602

General and administrative expenses were $263 million in 2010 compared with $188 million in 2009 and $91 million in 2008. The increase is mainly due to the improvement in our share price, which resulted in a $124 million charge to our stock–based compensation expense in 2010 and $86 million in 2009. In addition, due to improvements in general economic conditions, we have advanced various business improvement projects and employee engagement programs that had been deferred in 2009, resulting in increases in our general and administrative spending levels. In 2008, our share price declined significantly, resulting in a $6 million recovery of stock–based compensation.

Our interest and financing expense was $565 million in 2010 compared with $655 million in 2009 and $182 million in 2008. The expense has varied substantially due to our acquisition of the Fording assets in October 2008, which we financed with US$9.8 billion of debt. Since that acquisition, we have repaid or refinanced all of the acquisition debt and reduced our overall debt balance by $8.5 billion, from $13.4 billion at the time of the Fording acquisition to $4.9 billion at the end of 2010.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We endeavour to do this through our exploration and development program and through acquisition of interests in new properties or in companies that own such properties. Exploration for minerals and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Exploration expense was $56 million in 2010 compared with $33 million in 2009 and $133 million in 2008. The main reason for the low exploration expense in 2009 was a reduction in spending as part of the debt reduction plan announced in the fourth quarter of 2008.

Our research and development expenditures are focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations. In 2010, our research and development expense was $21 million compared with $15 million in 2009 and $23 million in 2008.

There were no asset impairment charges in 2010. The $27 million impairment charge in 2009 was mainly related to certain oil sands assets we hold. Asset impairment charges in 2008 totalling $589 million before taxes included $345 million of goodwill arising out of the acquisition of Aur, $179 million in respect of our Duck Pond, Lennard Shelf and Pend Oreille mines, and $65 million on various development and exploration projects.

Other income, net of other expenses, was $265 million in 2010 compared with $824 million in 2009 and $55 million in 2008. Other income and expense included $859 million of gains on the sale of investments and other assets (2009 – $383 million), $180 million of gains on our derivative contracts (2009 – $50 million of losses), $66 million of non–cash foreign exchange translation gains (2009 – $640 million) primarily related to our US dollar debt partially offset by $782 million of debt financing charge related to the repayment and refinancing of the Fording acquisition debt (2009 – $168 million). 2008 included $311 million of gains on derivative contracts and a $292 million write–down of marketable securities that we own in various development stage companies, whose decline in value was considered other–than–temporary.

Teck 2010 Management’s Discussion and Analysis	23

Income and resource taxes were $932 million in 2010, or 32% of pre–tax earnings, which is higher than the Canadian statutory tax rate of 29%. This is primarily a result of resource taxes in Canada, higher rates in foreign jurisdictions, and debt refinancing charges which are only deductible at lower capital gains tax rates. The effect of these is partially offset by gains on disposition of capital assets and derivatives, which are also subject to a lower tax rate. Income tax pools arising out of the Fording transaction shield us from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

We account for our investments in the Fort Hills Energy Limited Partnership, the Galore Creek Partnership and Fording (until October 30, 2008) using the equity method. Activities at Fort Hills and Galore Creek were minimal in 2010 as both projects were on care and maintenance. The $119 million and $85 million equity losses at Fort Hills in 2009 and 2008, respectively, were due mainly to our share of asset impairment charges arising from the deferral of the upgrader portion of the project. Our 2008 equity earnings from the Galore Creek Partnership were $18 million related to our share of demobilization costs resulting from the decision to suspend construction of the Galore Creek project. Demobilization activities went better than expected in 2008, resulting in a reduction of the provision for these costs. 2008 also included our share of Fording’s earnings until we acquired their coal assets on October 30, 2008.

Our earnings from discontinued operations relate mainly to the results from our Pogo and Hemlo gold mines until they were sold in 2009 ($19 million; 2008 – $9 million), the $55 million of gains on those sales and to the price participation provision in the 2004 agreement to sell our Cajamarquilla zinc refinery, which expired at the end of 2009 ($7 million; 2008 – $18 million loss).

Earnings attributable to non–controlling interests relate to the ownership interests in our Highland Valley Copper, Quebrada Blanca, Carmen de Andacollo and Elkview mines that are held by third parties. The increase in 2010 compared with 2009 was due mainly to the higher earnings from the copper mines.

Financial Position and Liquidity

Our financial position and liquidity continued to improve during 2010. This was a result of the cash flow derived from our operations, completion of the sale of our non–core asset program that began in late 2008, and the refinancing of a portion of our long–term debt that involved three tender offers and the issuance of new lower coupon notes maturing in 2017, 2021 and 2040. Our total debt balance was $4.9 billion at December 31, 2010 compared with $8.0 billion at the end of 2009.

Our debt positions and credit ratios are summarized in the following table.

	December 31,	December 31,	December 31,
	2010	2009	2008

Fixed rate term notes	$4,694	$5,086	$1,181
Term loan	–	2,325	3,937
Bridge loan	–	–	5,284
Other	281	205	167
Total debt (US$ in millions)	$4,975	$7,616	$10,569

Total debt (C$ in millions)	$4,948	$8,004	$12,874
Less cash balances (C$ in millions)	(832)	(1,420)	(850)
Net debt (C$ in millions)	$4,116	$6,584	$12,024

Debt to debt-plus-equity	24%	36%	54%
Net debt to net-debt-plus-equity	20%	31%	52%

Teck 2010 Management’s Discussion and Analysis	24

The cost of funds under our credit facilities depends in part on our credit ratings. Since December 31, 2009 there have been several upgrades to the company’s credit ratings and its outstanding debt. Moody’s currently rates Teck as Baa2 with a stable outlook, Standard & Poor’s rates Teck as BBB with a stable outlook, Dominion Bond Rating Service rates Teck as BBB (low) with a positive trend and Fitch Ratings rates Teck as BBB– with a stable outlook. The costs under our credit facilities would change if certain of our credit ratings were to change.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, proceeds of potential asset sales and funds available under our committed bank credit facilities, of which approximately $1.1 billion is currently available.

Operating Cash Flow
Cash flow from operations was $2.7 billion in 2010 compared with $3.0 billion in 2009 and $2.1 billion in 2008. In 2009, we received approximately $940 million of tax refunds in 2009 related to our acquisition of Fording’s coal assets, which was included in the change in non–cash working capital items. Excluding the 2009 tax refund, the increased cash flow from operations in 2010 was due mainly to the higher operating profits from rising commodity prices and the increased sales volume of steelmaking coal.

The acquisition of Fording’s assets added directly to our cash flows in 2010 and 2009 compared with 2008. Our 2008 cash flows reflected our 40% share of cash flows from Teck Coal and our share of distributions from Fording until the end of October 2008. Since that time, we receive 100% of the cash flow generated by Teck Coal.

Investing Activities
Capital expenditures were $810 million in 2010 and included $323 million on sustaining capital, $465 million on development projects and $22 million on our non–Fort Hills oil sands properties. The largest components of sustaining expenditures were $106 million at Teck Coal, $48 million at Trail, and $43 million each at Red Dog and Highland Valley Copper. Development expenditures included $179 million for brownfield development at Teck Coal, $122 million for Highland Valley Copper’s mine life extension project, $49 million to complete the development of the hypogene deposit at Carmen de Andacollo, $58 million for our share of the Antamina expansion project, $28 million for the hypogene project at Quebrada Blanca and $23 million for the Wintering Hills wind power project.  Investments in 2010 totalled $46 million, of which $21 million was our share of costs for our equity accounted investment in the Fort Hills and Galore Creek projects.

Cash proceeds from the sale of non–core assets in 2010 totalled $1.2 billion. The amount includes $825 million cash proceeds from the sale of a one–third interest in the Waneta Dam, $230 million of cash proceeds received from the sale of an interest in future gold production from Carmen de Andacollo and $24 million from the sale of gold projects in Turkey. The total proceeds received from the sale of future gold production from Carmen de Andacollo, of which our share is 90%, also included 1.2 million common shares of Royal Gold, Inc.. On the sale of the Turkish gold projects to Alamos Gold Inc., we also received 2.4 million shares of Alamos Gold.

Financing Activities
Significant financing activities during the year included the repayment of the outstanding balance of the term loan related to the Fording transaction, which was US$2.365 billion at the end of 2009 and the repayment and refinancing of US$2.0 billion of the high–yield notes issued in May 2009.

The term loan was repaid in the first half of the year with cash flow derived from our operations and proceeds from the sale of non–core assets.

In May 2009, we issued US$4.225 billion in aggregate principal amounts of high–yield notes, consisting of US$1.315 billion of five–year notes due in May 2014, US$1.06 billion of seven–year notes due in May 2016 and US$1.85 billion of 10–year notes due in May 2019. These notes were issued at a discount to face value. The net proceeds of US$3.875 billion were used to repay a portion of the bridge loan.

During the second half of 2010 we initiated three tender offers to acquire and cancel a portion of the high–yield notes issued in May 2009. We financed these tender offers with cash on hand and the issuance of new lower coupon notes maturing in 2017, 2021 and 2040. These transactions will reduce our future interest expense by approximately US$225 million per year. We retired debt with an average maturity of six years and issued debt with an average maturity of 18 years, which extended our overall maturity profile on all of our term notes from approximately eight years to approximately 12 years.

Teck 2010 Management’s Discussion and Analysis	25

The results of the tender offers and notes issues are summarized in the table below.

US$ millions

Notes acquired and cancelled
9.75% notes due May 2014	$785
10.25% notes due May 2016	401
10.75% notes due May 2019	807

$1,993

Notes issued
3.85% notes due August 2017	$300
4.5% notes due January 2021	500
6% notes due August 2040	650

$1,450

Net proceeds from the notes issued, after underwriting discounts and expenses, were approximately $1.5 billion. The tender offers and refinancing activities, including the repayment of the term loan, resulted in a $782 million pre–tax ($658 million net of tax) charge to earnings.

When the 9.75%, 10.25% and 10.75% notes were originally issued in 2009, our obligations thereunder were guaranteed by Teck Metals Ltd., Teck Coal Partnership, and all of our other material subsidiaries, subject to certain exceptions. In addition, these notes were secured by a pledge of a senior secured pledge bond, which was secured by a first priority security interest in generally all of our material properties and each guarantor, with provisions for the release of subsidiary guarantees and the release of security in certain circumstances. In accordance with the terms of the relevant agreements, the security documents governing the senior secured pledge bonds issued to our lenders and in favour of these notes, and the security interests supporting those pledge bonds, were terminated in 2010 following our receipt of an investment grade credit rating with a stable outlook from each of Moody’s and S&P. As a result, the titles of these notes have been changed to remove the word “secured”. In addition, in July 2010, the subsidiary guarantees of our outstanding credit facilities, other than the guarantee of Teck Metals, were released and as a result, the subsidiary guarantees of our obligations under these notes, other than the guarantee of Teck Metals, were released in accordance with the terms of the governing indenture.

During 2010 we increased our primary revolving bank credit facility from US$0.8 billion to US$1.0 billion and extended its maturity date. We now have committed bank credit facilities aggregating $1.3 billion, the majority of which mature in 2014. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.1 billion.

In July 2009, we issued approximately 101.3 million Class B subordinate voting shares to a subsidiary of China Investment Corporation (“CIC”) for proceeds of US$1.5 billion and used the net proceeds to retire the outstanding balance of the bridge loan and reduce the balance of the term loan. CIC indirectly holds approximately 17.5% of our outstanding Class B subordinate voting shares, representing approximately 17.2% equity and 6.7% voting interests in Teck.

Teck 2010 Management’s Discussion and Analysis	26

Quarterly Earnings and Cash Flow

($ in millions except per share data)	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,809	$2,520	$2,110	$1,900	$2,167	$2,131	$1,707	$1,669
Operating profit	1,204	1,005	741	605	777	694	636	627
EBITDA *	1,030	912	844	1,511	1,042	1,236	1,122	709
Earnings attributable to shareholders	361	331	260	908	411	609	570	241
Earnings per share	0.61	0.56	0.44	1.54	0.70	1.07	1.17	0.50
Cash flow from operations	959	730	574	480	697	772	386	1,128

*EBITDA is a non–GAAP financial measure. See “Use of Non–GAAP Financial Measures” section for further information.

Revenues from operations were $2.8 billion in the fourth quarter compared with $2.2 billion in 2009. Revenues from our copper and zinc business units increased by a total of $237 million, primarily due to significantly higher prices, partially offset by lower positive pricing adjustments of $69 million (before $5 million of royalty expenses) in the fourth quarter compared with $101 million (before $11 million of royalty expense recoveries) in the fourth quarter last year. Coal revenues increased by $405 million compared with a year ago due to significantly higher realized coal prices and sales volumes. The effect of the weaker US dollar partially offset the impact of higher commodity prices in each of our business units.

Fourth quarter operating profit from our copper business unit, before depreciation and pricing adjustments, was $453 million in 2010 compared with $368 million last year as a result of significantly higher copper prices. After depreciation and pricing adjustments, the fourth quarter operating profit from our copper business unit was $456 million compared with $363 million last year.

Operating profit from our coal business unit, before depreciation, was $679 million in the fourth quarter of 2010 compared with $372 million last year. The increase in operating profit was primarily due to significantly higher realized coal prices, which averaged US$200 per tonne in the quarter compared with US$139 per tonne in the same period a year ago and higher sales volumes. The higher realized coal price reflects the higher contracted quarterly US dollar price settlements for 2010 compared with 2009 when coal prices were settled on an annual basis that commenced April 1, 2009. Coal sales of 6.0 million tonnes in the fourth quarter reflect strong demand for steelmaking coal and compare with sales of 5.4 million tonnes in the fourth quarter of 2009.

Operating profit from our zinc business unit, before depreciation and pricing adjustments, was $242 million in the fourth quarter compared with $205 million in 2009 due mainly to slightly higher zinc and lead prices and higher sales volumes. After depreciation and pricing adjustments, the fourth quarter operating profit from our zinc business unit was $204 million compared with $195 million last year.

Our fourth quarter earnings were $361 million, or $0.61 per share, in 2010 compared with $411 million or $0.70 per share in the same period last year. This included a $289 million after–tax charge related to the refinancing of a portion of our debt. Adjusted earnings for the quarter, which exclude the effect of the $289 million of refinancing charges and $102 million of other transactions that occurred in the fourth quarter, were $548 million, or $0.93 per share, compared with $312 million, or $0.53 per share in the fourth quarter of 2009. The higher adjusted earnings were primarily due to significantly higher average coal and copper prices and increased coal sales volumes.

Cash flow from operations, before changes in non–cash working capital items, was $900 million in the fourth quarter compared with $673 million a year ago. The increase in cash flow from a year ago was mainly due to higher operating cash flow from our copper and coal business units, which resulted from significantly higher copper and coal prices. In addition, changes in non–cash working capital items resulted in a source of cash of $59 million in the fourth quarter compared with $24 million in the same period a year ago as we sold a portion of our coal receivables in the fourth quarter of 2010, which reduced our working capital requirements by approximately $150 million at year end.

Teck 2010 Management’s Discussion and Analysis	27

Outlook

The information below is in addition to the disclosure concerning specific operations included in the Operations section of this document.

Our earnings are heavily dependent on commodity prices, specifically steelmaking coal and base metal prices, and volatility in these markets has been unusually high over the past few years. Accordingly, it is difficult in these conditions to forecast commodity prices or customer demand for our products.

Assuming no significant changes in global economic conditions, we expect the second half of 2011 to be stronger for us than the first half of the year as we are subject to a variety of seasonal factors including:

●
The Red Dog mine has a shipping window that normally starts in early July and ends in late October. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July. If ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially.

●
The winter months typically present challenging production and shipping conditions for our coal operations as either the impacts of snow in December, January and February or rain in February and March can disrupt production and rail haulage on a temporary basis, which can affect our production and sales volumes.

Commodity Prices and 2011 Production
Commodity prices are a key driver of our earnings and with the strong recovery over the past year, current prices are above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, progressing through the permitting process, finding skilled people to develop projects, infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States and Europe, we believe that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long–term price environment for the products that we produce and sell remains favourable.

Based on our 2011 production estimates and prices prevailing at December 31, 2010, the sensitivity of our annual earnings to the indicated changes in commodity prices, before pricing adjustments, and the US dollar exchange rate is as follows:

			Estimated
	2011		Effect on	Estimated
	Production		Annual	Effect on
	Estimates	Change	After-Tax Earnings	EBITDA

Coal (000’s tonnes)	25,000	US$5/tonne	$ 80 million	$ 125 million
Copper (tonnes)	350,000	US$0.10/lb	$ 45 million	$ 70 million
Zinc (tonnes)	905,000	US$0.05/lb	$ 35 million	$ 50 million
US$ exchange		Cdn$0.01	$ 50 million	$ 80 million

Notes:
(1) The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.

(2) Zinc includes 285,000 tonnes of refined zinc and 620,000 tonnes of zinc contained in concentrates.

(3) All production estimates are subject to change based on market and operating conditions, and do not account for the effects of labour disruptions.

Foreign exchange translation gains and losses on our US dollar denominated debt arising from exchange rate fluctuations are not expected to have a significant effect on our 2011 earnings, as our reduced debt levels are fully hedged by our investments in US dollar denominated foreign operations and working capital items.

Teck 2010 Management’s Discussion and Analysis	28

At December 31, 2010, outstanding receivables included 98 million pounds of copper provisionally valued at an average of US$4.39 per pound, 140 million pounds of zinc valued at an average of US$1.11 per pound and 2 million pounds of lead valued at an average of US$1.17 per pound. At the date of this report, base metal prices are trading similar to the prices on which the receivables are based. If current prices stay at similar levels, we would expect to incur minimal pricing adjustments on these receivables, which will be recorded in the first quarter of 2011.

At February 22, 2011, copper and zinc prices were currently trading at approximately 28% and 15% higher than 2010 average prices, respectively. Partly offsetting the higher commodity prices is a stronger Canadian dollar, which to date in 2011 is averaging approximately $0.99 against the US dollar compared with $1.03 against the US dollar in 2010.

Our copper production for 2011 is expected to increase by 12% from 2010 levels to 350,000 tonnes. Copper concentrate production is expected to increase by approximately 40,000 tonnes from 2010, due mainly to a full year’s production from Andacollo’s concentrator project, which achieved commercial production levels effective October 1, 2010.

We expect coal production in 2011 to increase by approximately 8% to 24.5 to 25.5 million tonnes and we are actively planning for further production increases in 2012 and beyond. We are focused on near–term expansion opportunities in light of the tight market that we expect for high quality steelmaking coal.

Our zinc in concentrate production in 2011 is expected to be approximately 620,000 tonnes compared with 645,000 tonnes in 2010. Red Dog’s production is expected to increase by approximately 15,000 tonnes and our share of zinc production from Antamina will decrease by 40,000 tonnes due to orebody sequencing. Assuming no interruption of production at Red Dog, refined zinc production from our Trail metallurgical complex is expected to increase slightly in 2011 to approximately 285,000 tonnes.

Capital Expenditures
Our planned capital expenditures for 2011 are initially set at approximately $1.5 billion and are summarized in the following table.

($ in millions)	Development	Sustaining	Total

Copper	$405	$270	$675
Coal	380	275	655
Zinc	–	125	125
Energy	70	–	70
Other	–	5	5
	$855	$675	$1,530

We may authorize further capital expenditures during the year depending on commodity markets, our financial position, results of feasibility studies, and other factors. We also expect to spend approximately $54 million on our share of costs for the Fort Hills oil sands project. The amount and timing of actual capital expenditures is dependent upon being able to secure equipment, supplies, materials and labour on a timely basis and at expected costs to enable us to complete the projects to be completed as currently anticipated. We expect to fund our 2011 capital expenditures primarily from cash on hand and cash flow provided from operations.

Exchange Rates
Our US dollar denominated debt will be subject to revaluation based on changes in the Canadian/US dollar exchange rate. Exchange rate fluctuations will also affect our debt to equity ratio and our interest expense.

Teck 2010 Management’s Discussion and Analysis	29

Other Information

The Province of British Columbia introduced a carbon tax on virtually all fossil fuels in 2008. The tax is imposed on fossil fuels used in BC and, as of July 1, 2010, is based on $20 per tonne of CO2–emission equivalent, increasing by $5 per tonne each year until it reaches $30 per tonne in 2012. For 2010, our seven BC–based operations paid $23 million in provincial carbon tax, primarily from our use of coal, diesel fuel, and natural gas. We anticipate that this will increase to approximately $35–$40 million per year in carbon tax by 2012 as the tax rate increases to $30/tonne of CO2–emission. The BC government has initiated the creation of a cap and trade mechanism to further reduce greenhouse gas emissions. However, it has indicated that the carbon tax and the cap and trade system will be integrated to avoid double taxation. We will monitor this issue as legislation is developed.

Financial Instruments and Derivatives
We hold a number of financial instruments and derivatives, the most significant of which are marketable equity securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, settlements receivable, settlements payable, and prepayment rights on our 2016 and 2019 senior notes. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal–related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after–tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

($ in millions)	2010	2009	2008

Price adjustments
On prior year’s sales	$(12)	$14	$57
On current year’s sales	65	193	(386)
	53	207	(329)

Derivatives gains (losses)	153	(36)	202
	206	171	(127)

Amounts included in discontinued operations
Derivative losses	–	(13)	(16)
Cajamarquilla sale price participation	–	7	(18)
	–	(6)	(34)
Total	$206	$165	$(161)

Critical Accounting Estimates
In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment of the dates on which assets are available for use, the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, goodwill, investments, restoration and post–closure costs, accounting for income and resource taxes, mineral reserves, contingencies and pension and other post–retirement benefits.

Teck 2010 Management’s Discussion and Analysis	30

Property, Plant and Equipment
We capitalize exploration and evaluation costs of mining projects when resources, as defined under National Instrument 43–101, exist and it is expected that the expenditure can be recovered by future exploitation or sale. Once available for use, these costs are amortized over the proven and probable reserves to which they relate, calculated on a unit of production basis. The estimation of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the orebody may affect reserve estimates. In addition, the estimation of economic reserves depends on assumptions regarding long–term commodity prices and in some cases exchange rates, as well as various technical assumptions, which may prove to be incorrect.

Where impairment conditions may exist, the expected undiscounted future cash flows from an asset are compared with its carrying value. These future cash flows are developed using assumptions that reflect the long–term operating plans for an asset, given management’s best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions and expectations with respect to future prices at the time the model is developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write–downs. We did not record any impairment of our property, plant and equipment balances in 2010.

Goodwill
We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. When performing annual goodwill impairment tests, we are also required to estimate the fair value of each reporting unit and, in some circumstances, the fair value of all identifiable assets and liabilities in a reporting unit. The fair values are estimated using a model of discounted cash flows based on proven and probable reserves and value beyond proven and probable reserves. Other major assumptions used include commodity prices, operating costs, foreign exchange rates and discount rates.

We did not record any impairment of our goodwill balances in 2010. Significant changes to the long–term commodity prices and discount rates would be required before an impairment would be indicated.

Fair value estimation and impairment charges are based on management estimates and assumptions. The fair value of our reporting units will continue to be affected by changes in the long–term commodity prices, discount rates, operating and capital costs, changes in mineral reserves and the advancement of projects to the operating stage. Significant judgment is applied and actual results could differ from our estimates.

Income and Resource Taxes
The determination of our tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings, which affects the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities who may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for these differences, where known, based on management’s best estimate of the probable outcome of these matters.

Pension and Other Post–Retirement Benefits
The cost of providing benefits through defined benefit pension plans and post–retirement benefit plans is actuarially determined. Cost and obligation estimates depend on management’s assumptions about future events, which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected plan investment performance, future compensation increases, health care cost trends and retirement dates of employees. In addition, actuarial consultants utilize subjective assumptions regarding matters such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

Teck 2010 Management’s Discussion and Analysis	31

Asset Retirement Obligations
The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management that results in an obligation. These estimates are based on assumptions as to the timing of remediation work and the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Recognition of Contingencies
We are subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments when the amounts involved are material.

International Financial Reporting Standards (“IFRS”) Changeover Plan

Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with International Financial Reporting Standards instead of current Canadian GAAP. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. We will prepare our first IFRS financial statements as at March 31, 2011, with comparative periods presented under IFRS.

Our IFRS conversion team identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post–implementation. The scoping and planning and detailed assessment phases are complete and we are progressing through the implementation phase.

Implementation
To date we have substantially completed implementation requirements to effect management’s accounting choices, developed financial statements including draft note disclosures, assessed and selected key accounting policy decisions and implemented business and internal control requirements. We are still in the process of finalizing our opening balance sheet as at January 1, 2010, preparing IFRS quarterly comparative figures for 2010, implementing system changes and preparing other transitional reconciliations and disclosure requirements. During the fourth quarter, our primary focus was on the finalization of opening balance adjustments and preparation of quarterly comparative figures for 2010. We also analyzed and implemented business and internal control changes, as required, and continued our formal IFRS training program across the organization.

Accounting Policies and IFRS 1 Exemptions
The discussion below outlines key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS 1, “First–Time Adoption of International Financial Reporting Standards” optional exemptions for significant or potentially significant areas that will have an impact on our financial statements on transition to IFRS or may have an impact in future periods. The Transitional Financial Position Impact section below outlines our estimated adjustments to shareholders’ equity on adoption of IFRS. The estimates below are preliminary and are subject to change as we finalize our opening balance sheet analysis and accounting policy choices and as we continue to monitor the developing requirements of IFRS.

The discussion below should not be regarded as a complete list of changes that will result from our transition to IFRS; it is intended to highlight those areas that we believe to be significant. Our assessments of the impacts of certain items are still in process and we are continuing to monitor changes in IFRS. Until we prepare our first set of financial statements under IFRS, we will not be able to determine or precisely quantify all of the impacts that will result from our transition to IFRS.

Teck 2010 Management’s Discussion and Analysis	32

Employee Benefits
IFRS 1 allows for an optional exemption on first–time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately in retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non–pension post–retirement benefit plans. We expect to take this exemption and recognize unamortized actuarial gains and losses in retained earnings for all defined benefit pension and non–pension post–retirement benefit plans on transition to IFRS. In addition, International Accounting Standards (“IAS”) 19 requires vested past service costs associated with defined benefit plans to be expensed immediately. Canadian GAAP requires the amortization of past service costs on a straight–line basis over the average remaining service life of employees. Accordingly, on transition to IFRS, we will be required to recognize all deferred vested past service costs into retained earnings. International Financial Reporting Interpretations Committee (“IFRIC”) 14 limits the pension asset that may be recorded by an entity through an asset ceiling test and also requires adjustments to be made to the pension liability for minimum funding requirements. As a result of the IFRIC 14 requirements, we do not expect to record a material amount of additional liabilities on transition to IFRS. IAS 19 allows a policy choice of recording actuarial gains and losses subsequent to transition in other comprehensive income (“OCI”) and then immediately to retained earnings. We expect to select this policy choice under IFRS.

As a result of the preliminary policy choices we are considering and the analysis performed to date in the area of employee benefits, we have calculated an estimated pre–tax reduction in our shareholders’ equity of approximately $365 million as at January 1, 2010. We expect earnings to increase in 2010, and future periods under IFRS as actuarial gains and losses and past service costs will no longer be amortized into earnings. However, in periods where awards are granted for past service, earnings will be negatively impacted at the date of the grant rather than over time. We also expect more volatility in our OCI as a result of our policy choice to record actuarial gains and losses in OCI. These gains and losses will not have to be recycled into earnings at any time.

Property, Plant and Equipment
IFRS provides a policy choice for an entity to either apply a historical cost model or a revaluation model in valuing property, plant and equipment. We expect to apply an accounting policy of measuring property, plant and equipment at historical cost. IFRS 1 provides an optional exemption on first–time adoption to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost. A first–time adopter can elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as the deemed cost at the date of revaluation if the revaluation was broadly comparable to fair value or cost or depreciated cost in accordance with IFRS. We plan to take this IFRS 1 exemption and use a previous Canadian GAAP revaluation as the deemed cost for certain property, plant and equipment that was impaired previously including Pend Oreille and Duck Pond. Under IFRS, where part of an item of property, plant and equipment has a cost that is significant in relation to the cost of the item as a whole, it must be componentized and depreciated separately from the remainder of the item. Canadian GAAP is similar to these requirements.

As a result of the preliminary policy choices we are considering and the analysis performed to date in the area of property, plant and equipment, we do not expect to record an adjustment in this area on transition to IFRS on January 1, 2010.

We do not expect the impact of componentization or our other policy choices related to property, plant and equipment to have a material effect on our consolidated financial statements on transition to IFRS, in 2010 or in future periods.

Impairment of Long–Lived Assets
There are no policy choices available under IFRS for impairment of long–lived assets. However, there are differences between Canadian GAAP and IFRS in testing for impairment. Canadian GAAP uses a two–step approach to impairment testing for long–lived assets. Step one of the current Canadian GAAP impairment test, which uses undiscounted cash flows to identify possible impairments, does not exist under IFRS. Instead, IAS 36 uses a one–step approach for both identifying and measuring impairments, which is based on comparing the carrying value to the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, both of which are based on discounted cash flows. This may result in impairments under IFRS where they do not exist under Canadian GAAP. We do not expect impairment of property, plant and equipment to have an impact on our opening IFRS balance sheet or our 2010 results; however, the requirements of IAS 36 could materially impact our financial statements in the future.

Teck 2010 Management’s Discussion and Analysis	33

In addition, under IAS 36 impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP. This applies to property, plant and equipment and exploration and evaluation assets. We expect to reverse an impairment on one of our exploration and evaluation assets on transition to IFRS. Accordingly, we have calculated an estimated pre–tax increase in our shareholders’ equity of approximately $20 million on January 1, 2010. We do not expect impairment reversals for property, plant and equipment to impact our earnings in 2010 or in future periods, until such time as an impairment is recorded. However, impairment reversals may impact our earnings in future periods for exploration and evaluation assets if impairment reversal indicators exist.

Borrowing Costs
There are no policy choices available under IFRS for the capitalization of borrowing costs. IFRS requires borrowing costs to be capitalized on qualifying assets that take a substantial period of time to get ready for their intended use. IFRS does not permit the capitalization of borrowing costs relating to investments in associates. A weighted–average capitalization rate based on our outstanding third–party debt will be used to calculate the amount of borrowing costs to capitalize on a qualifying asset. Our accounting policy under Canadian GAAP is to capitalize interest on projects where we incurred debt directly related to the project. As a result of the requirement to capitalize borrowing costs under IFRS, we expect that we will capitalize more borrowing costs in future periods. We expect this to reduce our interest expense during the capitalization period and increase our depreciation expense in periods after the asset is available for use. On transition to IFRS, we also expect to write off borrowing costs capitalized under Canadian GAAP that relate to an investment in an associate and accordingly we have calculated an estimated pre–tax reduction in our shareholders’ equity of approximately $55 million on January 1, 2010.

There is an IFRS 1 exemption for first–time adoption that allows an entity to select any date on or before the IFRS transition date to adopt the IFRS requirements for borrowing costs. We expect to take this exemption and select a date prior to our transition date of January 1, 2010. The date that we expect to select is June 1, 2009. Given the date we have selected, we do not expect to capitalize additional borrowing costs to those already capitalized under Canadian GAAP on transition for projects already in progress. In 2010, we do not expect to capitalize a material amount of borrowing costs for qualifying projects; however, in future periods, borrowing costs capitalized will increase as projects progress and new projects commence.

Accounting for Joint Ventures
Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method. IFRS currently provides a policy choice to either apply proportionate consolidation or the equity method of accounting to joint ventures including jointly controlled entities, operations and assets. There is an expected change to IFRS that would only allow the equity method of accounting for jointly controlled entities. This change is not yet a requirement under IFRS and it is unclear when this change will be applicable. The potential change to IFRS will impact our current accounting treatment of proportionate consolidation of Antamina, if and when the new IFRS requirements become effective for our financial statements. We expect to continue to apply our existing accounting policy on transition to IFRS to proportionately consolidate jointly controlled entities. As a result, we expect to proportionately consolidate our investments in Antamina and Galore Creek. We do not expect this change in accounting policy to impact our shareholders’ equity on January 1, 2010. We also do not expect this to significantly impact our earnings in 2010 or in future periods since the results of Galore Creek, which are currently included in equity earnings, will be reclassified into operating profit with no net impact on earnings. We also expect to continue to proportionately consolidate our interests in jointly controlled assets under IFRS including the Greenhills Mine, Waneta Dam and Wintering Hills.

Foreign Currency Translation
Under IFRS 1, a first–time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. We expect to take this IFRS 1 election. Since this will be a reclassification between accumulated other comprehensive income and retained earnings and both accounts are within shareholders’ equity, there will be no net impact on the shareholders’ equity balance as at January 1, 2010. We have reviewed the functional currency of all of our subsidiaries and do not expect this assessment to have a significant impact on our consolidated financial statements on transition to IFRS.

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Decommissioning and Restoration Provisions
IFRS differs from Canadian GAAP in both the recognition and measurement of decommissioning and restoration provisions. The recognition criteria under IFRS are more encompassing through the inclusion of constructive obligations. Measurement differences relate to the nature of costs included in estimates of future cash flows to settle the obligation and the discount rate applied to future cash flows. We expect to record a reduction in our decommissioning and restoration provisions under IFRS primarily as a result of the application of a current discount rate to all estimated future cash flows.

IFRS 1 allows for an optional exemption on first–time adoption of IFRS to use a “shortcut” method to calculate the opening depreciated cost of the asset relating to the decommissioning and restoration provision under IFRS rather than recalculating the asset since its inception date under the provisions of IFRS. We expect to take this IFRS 1 exemption on transition to IFRS.

As a result of the preliminary policy choices we are considering and the analysis performed to date in the area of decommissioning and restoration provisions, we have calculated an estimated pre–tax increase in our shareholders’ equity of approximately $175 million as at January 1, 2010.

In future periods, we expect more earnings volatility as a result of the requirement under IFRS to recalculate the decommissioning and restoration provision using a new discount rate at each reporting period. We expect the earnings impact primarily as a result of dormant sites since the adjustment for the new discount rate will impact the liability, with the other side of the adjustment impacting earnings. For operating sites, the adjustment for the new discount rate will impact the liability and asset and will affect earnings through adjusted accretion and depreciation expense charges on a prospective basis.

The IFRIC has received requests to review the inclusion of own credit risk in the discount rate used under IAS37 Provisions, Contingent Liabilities and Contingent Assets. The Committee noted that IAS37 does not explicitly state whether or not credit risk should be included and that predominant practice is to exclude credit risk. The Committee has not added this issue to its agenda but we expect further comment from the IFRIC on this issue in the near future. We have applied a credit–adjusted risk–free rate in discounting our IFRS provisions, most significantly decommissioning and restoration provisions. If the IFRIC issues further guidance in this area that requires the removal of the credit risk adjustment, our IFRS financial statement adjustments may be materially impacted.

Financial Instruments
Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. This could have an impact on our financial statements for contracts that meet the definition of a derivative but do not specify quantities and as a result, are not recorded as a derivative or embedded derivative. We expect to record an additional embedded derivative as a result of this difference. The impact of recording this additional embedded derivative has been estimated as a pre–tax reduction of $30 million in shareholders’ equity. We expect earnings to be more volatile in future periods as a result of recording this embedded derivative under IFRS, depending on fluctuations in zinc prices.

For transitional purposes under Canadian GAAP, we elected to record embedded derivatives only for contracts entered into or substantially modified on or after January 1, 2003. This transitional provision does not exist under IFRS and accordingly, we are required to review all contracts entered into prior to this date that are still in existence to consider whether they contain embedded derivatives requiring separation and valuation. We do not expect to record additional embedded derivatives on transition to IFRS as a result of this review.

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Income and Resource Taxes
Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we expect to reverse the deferred tax liability recorded on the acquisition of an asset in prior periods that did not constitute a business combination. In other periods in 2010, we expect to reverse any foreign exchange gains and losses recorded under Canadian GAAP relating to this deferred tax liability.

There are also certain differences in the definition of what constitutes an income tax under IFRS and Canadian GAAP, which could potentially impact our financial statements on transition to IFRS and in future periods. In addition, we expect to record changes in our uncertain tax positions as a result of the recognition and measurement differences between IFRS and Canadian GAAP.

As a result of the preliminary policy choices we are considering in the above noted areas and the analysis performed to date in the area of income and resource taxes, we have calculated an estimated tax impact of approximately $125 million, which has a net impact of increasing our shareholder’s equity as at January 1, 2010.

Transitional Financial Position Impact
As a result of the analysis performed to date and the preliminary policy choices we are considering, we have calculated an estimated reduction in our shareholders’ equity of approximately $135 million as at January 1, 2010. The following are the preliminary estimated adjustments to shareholders’ equity on adoption of IFRS:

(Cdn$ in millons)	(Unaudited) As at January 1, 2010
Shareholders’ equity under Canadian GAAP	$14,591
IFRS adjustments to equity (based on differences identified to date):
IFRS 1 elections
Employee benefits – actuarial gains and losses	(290)
Decommissioning and restoration provisions – asset	65
Required changes
Employee benefits – past service costs	(75)
Exploration and evaluation assets – reversal of impairment	20
Borrowing costs – investment in an associate	(55)
Decommissioning and restoration provisions – liability	110
Financial instruments – embedded derivative	(30)
Income and resource taxes – tax effect of IFRS adjustments	65
Income and resource taxes – reversal of deferred tax liability on acquisition of an asset	10
Income and resource taxes – differences on what constitutes an income tax	(10)
Income and resource taxes – uncertain tax positions recognition and measurement differences	60
Other	(5)
Total IFRS adjustments to equity	(135)
Shareholders’ equity under IFRS	$14,456

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Control Activities
For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures is being assessed and any changes are being implemented as the assessments are completed. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified the required accounting process changes that result from the application of IFRS accounting policies and we do not expect these changes to be significant. We have substantially completed the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We are applying our existing control framework to the IFRS changeover process and do not anticipate significant changes. In 2010, all accounting policy changes and transitional financial position impacts completed to date were subject to review by senior management and the Audit Committee of the Board of Directors. This review will continue in 2011 as accounting policy changes and transitional financial position impacts are finalized. We are progressing with our changeover on schedule and are on track to project completion in 2011.

Financial Reporting Expertise
We have an IFRS implementation team in place and key employees involved with the implementation have completed topic–specific training. We implemented a comprehensive formal training program and have completed detailed training on the application of IFRS accounting policies and the potential impact on our consolidated financial statements for key employees and senior management. Ongoing training has been provided to key employees, senior management and the Audit Committee of the Board of Directors over the last two years and this training will continue to be provided through 2011, as required.

Business Activities and Key Performance Measures
We have assessed the impact of the IFRS transition project on our financial covenants and key ratios. We do expect the transition to significantly impact our covenants and key ratios that have an equity component.

We have also reviewed the impact of the IFRS transition project on our compensation arrangements. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are currently working with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems
We are continuing to assess the impact of the IFRS transition project on our information systems for the convergence and post–convergence periods. However, we currently do not anticipate significant changes to our systems arising from the transition to IFRS.

Post–Implementation
The post–implementation phase will involve continuous monitoring of changes in IFRS throughout the implementation process (through to 2011) and later as the Roadmap for US consideration for adopting IFRS is established. We note that the standard–setting bodies that determine Canadian GAAP and IFRS have significant ongoing projects that could impact the differences between Canadian GAAP and IFRS and their impact on our financial statements. In particular, we expect that there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

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Other Information

Outstanding Share Data
As at February 22, 2011, there were 581,337,856 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,011,193 employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion are set out in the Equity note to our 2010 consolidated financial statements.

Contractual and Other Obligations

($ in millions)	Less Than 1 Year	2-3 Years	4-5 Years	Thereafter	Total

Debt – Principal and Interest	$443	$1,077	$1,545	$6,174	$9,239
Operating leases	42	29	20	21	112
Capital leases	65	47	2	-	114
Road and port lease at Red Dog (Note 1)	18	36	35	304	393
Minimum purchase obligations (Note 2)
Concentrate, supply and other purchases	328	115	28	3	474
Shipping and distribution	57	21	6	-	84
Pension funding (Note 3)	81	-	-	-	81
Other non-pension post-retirement benefits (Note 4)	11	24	27	314	376
Asset retirement obligations (Note 5)	51	15	5	735	806
Other long-term liabilities (Note 6)	19	31	12	16	78
Contributions to the Fort Hills oil sands project (Note 7)	54	1,266	-	-	1,320
Contributions to Galore Creek (Note 8)	12	-	-	-	12
	$1,181	$2,661	$1,680	$7,567	$13,089
Notes:
(1)
We lease road and port facilities from the Alaska Industrial Development and Export Authority through which we ship metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.

(2)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)
(As at December 31, 2010 the company had a net pension deficit of $137 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2011 in respect of defined benefit pension plans is $81 million. The timing and amount of additional funding after 2011 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.

(4)
We had a discounted, actuarially determined liability of $376 million in respect of other non–pension post–retirement benefits as at December 31, 2010. Amounts shown are estimated expenditures in the indicated years.

(5)
We accrue environmental and reclamation obligations over the life of our mining operations and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit–adjusted risk–free discount rate of 6.85% and inflation factors of 2.00%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $1.36 billion. In addition, for ongoing treatment and monitoring of sites, the estimated undiscounted payments before inflation are $2.4 million per annum from 2020 to 2029 and $25 million per annum for 2030 to 2159.

(6)	Other long–term liabilities include amounts for post–closure, environmental costs and other items.
(7)
In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership (FHELP), which is developing the Fort Hills oil sands project in Alberta, Canada. In September 2007, we acquired an additional 5% interest, bringing our total interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of $5 billion of project expenditures after project spending reaches $2.5 billion. We are presently funding at this level. Thereafter, we are responsible for our 20% share of development costs. As a decision to proceed with the project has not yet been made, no additional commitments beyond our earn–in commitment are presently shown. In the event of project abandonment, as agreed to by the partners, monies held by the FHELP would be returned to the partners in the respective equity ratios after having fulfilled all funding obligations to an aggregate of $7.5 billion.

(8)
In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek project. Under the amended agreement, our committed funding on Galore Creek had been reduced to $36 million at December 31, 2008. Our net remaining committed funding is $12 million, which we expect to pay in 2011.

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Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2010. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2010, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control Over Financial Reporting
There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Use of Non–GAAP Financial Measures

Our financial results are prepared in accordance with Canadian GAAP (“GAAP”). This document refers to adjusted net earnings, comparative net earnings, EBITDA, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust earnings attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is earnings attributable to shareholders before interest and financing expenses, income taxes, depreciation and amortization. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described in the Financial Overview. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

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Caution on Forward–Looking Information

This document contains certain forward–looking information and forward–looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward–looking statements. These forward–looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans for our oil sands investments and other development projects, forecast production from our operations, forecast operating costs, expected progress, costs and outcomes of our various expansion projects, including but not limited to those discussed under the subheading “Growth Initiatives” in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, timing and outcome of pushbacks and extension at Highland Valley, the expected impact of the slope failure at Quebrada Blanca, the timing and outcome of expected coal production increases, the reopening of the Quintette coal mine, the anticipated impact of the strike at our Elkview mine on coal sales guidance, transportation costs, future production and sales volumes, capital expenditures and mine production costs, production, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers and labour contracts with employees, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, timing of completion of studies on our projects, the impact of measures required to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal proceedings involving the company. These forward–looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, or coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, failure of our transportation providers moving our products to our customers or to provide port services, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, changes or deterioration in general economic conditions and unexpected delays or difficulties in obtaining permits.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward–looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward–looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2010, filed on SEDAR and on EDGAR under cover of Form 40–F.

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